Exhibit 6.9

March 15, 2022

Rayton Solar, Inc.

25129 The Old Road, Suite 207

Stevenson Ranch, CA

VIA EMAIL

RE:	Joint Development Agreement, dated August 11, 2014, between Phoenix Nuclear Labs LLC (n/k/a Phoenix LLC) and Rayton Solar, Inc., as amended, and related Supply Agreement (the “Agreement”).

To Whom It May Concern:

Phoenix LLC (“Phoenix”), a wholly owned subsidiary of Illuminated Holdings, Inc. (“Illuminated”) and affiliate of SHINE Technologies, LLC (“SHINE”) (also a wholly owned subsidiary of Illuminated), intends to enter into an intercompany reorganization transaction, which transaction would result in the assignment of the Agreement from Phoenix to SHINE (the “Transaction”). Following the consummation of the Transaction, SHINE would become the named party under the Agreement in place of Phoenix. Pursuant to Section 14.2 of the Agreement, Rayton’s prior written consent is required in connection with the Transaction.

We anticipate that the closing of the Transaction would occur on March 31, 2022 (the “Effective Date”); provided, however, the actual Effective Date remains subject to change and Phoenix will use commercially reasonable efforts to keep you apprised to the extent there is any change to the anticipated Effective Date.

By executing this letter where indicated below, Rayton is, for the benefit of Phoenix, SHINE and Illuminated, consenting to the Transaction and waiving any right to terminate or modify, and any violation, default or breach occurring under, the Agreement in connection with or as a result of the Transaction.

If the foregoing meets with your approval, please return a signed (digital signatures are acceptable) PDF copy of this letter to Collin Scheuerman, SHINE Corporate Counsel, at collin.scheuermann@shinemed.com. If you have any questions regarding this letter, please do not hesitate to call or email your regular Phoenix point of contact. As we are attempting to close the Transaction expeditiously, your prompt attention to this letter is appreciated.

SHINE TOGETHER • EMPOWERED ACCOUNTABILITY • RESPONSIBILITY • GRIT • PIONEERING SPIRIT

SHINE Technologies, LLC • 3400 Innovation Court, Janesville, Wisconsin 53546

info@SHINEmed.com • www.SHINEtechnologies.com

We thank you in advance for your prompt cooperation and look forward to continuing our relationship with you.

Sincerely,

PHOENIX LLC

		By:	/s/ Jessica Giffey
Jessica Giffey, General Manager
Acknowledged, agreed and consented to by a duly authorized representative of Boeing as of the date set forth below:

RAYTON SOLAR, INC.

By:	/s/ Andrew Yakub
Name:	Andrew Yakub
Title:	CEO
Date:	3/18/2022